AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2002

                           COMMISSION FILE NO 0-33107





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                FORM 10-SB / A-1

                                (AMENDMENT NO. 1)


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                               MED-X SYSTEMS, INC.
                                C/O Louis G. Mehr
                                1907 Tarpley Ct.
                                Katy, Texas 77493
                            Telephone: (281) 347-1221
             (Exact name address and telephone number of Registrant)

              Texas                                       76-0238783
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)



                                   Copies to:
                            M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                              Houston, Texas 77056
                             Telephone: 713 961-2696
                            Facsimile: (713) 961-1148


Securities to be registered pursuant to Section 12(b) of the Act:  None.

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock,
                                                                $.001 par value.



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                                EXPLANATORY NOTE

This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-offs (as defined in the Information Statement which is a part of this Registration Statement and which is specifically incorporated herein by reference) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-offs (including MEd-X redomiciling to Nevada) will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS.

The registrant, Med-X Systems, Inc., a Texas Corporation, is a subsidiary of Unicorp, Inc., a Nevada Corporation. As part of the transactions described herein we will become a Nevada corporation.

The information required by this item is contained in the sections entitled "Summary", "Risk Factors", and "Business" of the Information Statement.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

The information required by this item is contained in the sections entitled "Summary", "Business", "Management's Discussion and Analysis or Plan of Operations" and "Financial Statements" of the Information Statement.

ITEM  3.     DESCRIPTION  OF  PROPERTY.

The information required by this item is contained in the section entitled "Business" of the Information Statement.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is contained in the sections entitled "Principal Shareholders" of the Information Statement.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

The information required by this item is contained in the sections entitled "Management" and "Principal Shareholders" of the Information Statement.

ITEM  6.     EXECUTIVE  COMPENSATION.

The information required by this item is contained in the section entitled "Management--Executive Compensation" of the Information Statement.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

The information required by this item is contained in the sections entitled "The Spin-off", "Certain Relationships and Related Transactions" and "Proposed Merger of Med-X after the Spin-off" of the Information Statement.

ITEM  8.     DESCRIPTION  OF  SECURITIES.

The information required by this item is contained in the sections entitled "Description of Securities" of the Information Statement.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

At present, there is no public trading market for Med-X's common stock. Med-X has not declared any dividend and does not intend to do so. Other information required by this item is contained in the section entitled "Dividend Policy" of the Information Statement.

Med-X has 596,469 shares outstanding held by approximately 995 shareholders all of whom hold at least 100 shares. Med-X has no outstanding options or warrants.

ITEM  2.     LEGAL  PROCEEDINGS.

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES.

Registrant  did  not  sell  any  securities  within  the  past  three  years.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

The  information  required  by  this  item is contained in the sections entitled
"Indemnification  of  Directors  and  Officers"  of  the  Information Statement.

                                    PART F/S

FINANCIAL  STATEMENTS.

The information required by this item is identified in the Index to "Financial Statements" of the Information Statement.

                                         PART III

ITEM  1.  INDEX  TO  EXHIBITS.


EXHIBIT  DESCRIPTION
NUMBER
   2.1*  Information Statement                                                          .

   2.2*  Agreement and Plan of Merger dated May 6, 2002, between Med-X Systems,
         Inc., a Texas corporation, and Med-X Systems, Inc., a Nevada corporation and the surviving entity.

  3.1**  Amended and Restated Articles of Incorporation of Med-X Systems, Inc. dated
         June 18, 2001

  3.2**  Amended Bylaws of Med-X Systems, Inc. dated June 18, 2001                      .

   3.3*  Articles of Incorporation filed May 2, 2002, by Med-X Systems, Inc., a Nevada corporation.

   3.4*  Bylaws of Med-X Systems, Inc., a Nevada corporation

   4.1* Common Stock Certificate - Sample - Med-X Systems, Inc., a Nevada corporation.

   4.2* Preferred Stock Certificate - Sample - Med-X Systems, Inc., a Nevada corporation.

  10.1*  Agreement dated April 29, 2002 between Unicorp, Inc., Equitable Assets
         Incorporated, and Alexander & Wade, Inc.

10.2***  Agreement dated April 30, 2002 between Alexander & wade, Inc. and Hewitt
         Energy Group, Inc. assigning rights

10.3*** Investment Banking Consulting Services Agreement dated February 20, 2002, between Alexander & Wade, Inc., a Nevada corporation, and HEGI.

*     Filed  herewith.
**    Previously  filed.
***   To  be  filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MED-X SYSTEMS, INC.

DATE:  MAY 6, 2002                       BY:  /S/  LOUIS  G.  MEHR
                                              LOUIS  G.  MEHR
                                              PRESIDENT  AND  SOLE  DIRECTOR

DATE:  MAY 6, 2002                       BY:  /S/  JOHN  MARROU
                                              JOHN  MARROU
                                              SECRETARY, CHIEF FINANCIAL OFFICER



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